March 1, 2017
MICHAEL A. BROWN		EMAIL MBROWN@FENWICK.COM Direct Dial (415) 875-2432

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Greg Dundas, Attorney-Advisor Dean Suehiro, Senior Staff Accountant Christie Wong, Staff Accountant

Re:	Alteryx, Inc. Registration Statement on Form S-1 File No. 333-216237

Ladies and Gentlemen:

On behalf of Alteryx, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-216237) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that on February 22, 2017, representatives of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, the lead underwriters of the Company’s proposed initial public offering (the “Offering”) and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would

CONFIDENTIAL TREATMENT REQUESTED BY ALTERYX, INC.

ALTERYX-01

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2017

recommend to the Company a preliminary estimated price range of between $[***] and $[***] per share for the Offering (the “Preliminary Price Range”). The Preliminary Price Range and the share and per share numbers in this supplemental letter do not reflect a [***]-to-1 reverse stock split that the Company intends to effect in connection with the Offering, which will be reflected in the filing of a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus. The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the bona offering price range will be no more than 20%, with the split-adjusted maximum price being greater than $10.00 per share.

Prior to February 22, 2017, the Company had not held specific discussions with the underwriters regarding the possible price range for the Offering. The Preliminary Price Range reflects the estimated public offering price range of the shares to be sold in the public markets, which shares will be registered and freely tradable and will not be subject to a lock-up or market stand-off agreement, in contrast with substantially all of the Company’s outstanding capital stock issued prior to Offering. Thus, the Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock (the “Common Stock”) and assumes a successful Offering with no weighting attributed to any other outcome for the Company’s business, such as a sale transaction or remaining a privately held company.

We supplementally advise the Staff that, as described on pages 81 to 83 of the Registration Statement, the Company’s Board of Directors (the “Board”) has considered a variety of factors in determining the fair value of the Common Stock for purposes of granting stock options to date, including independent third-party valuations and the status of the Company’s progress towards the Offering. The Board granted the stock options below with an exercise price equal to its determination of the fair market value of the Common Stock on the date of grant, which was based in part on independent third-party valuations.

During the last 12 months, the Company granted the following stock options:

Date of Grant	Number of Shares Subject to Stock Options Granted	Exercise Price per Share for Stock Options Granted	Common Stock Fair Value per Share for Financial Reporting Purposes
April 30, 2016	1,546,216	$4.75	$4.75
May 16, 2016	139,000	$4.75	$4.75
September 1, 2016	626,400	$4.97	$4.97
October 20, 2016	124,300	$6.15	$6.15
November 29, 2016	1,580,300	$6.15	$6.15
February 7, 2017	893,500	$6.92	$6.92

CONFIDENTIAL TREATMENT REQUESTED BY ALTERYX, INC.

ALTERYX-02

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2017

As disclosed in the table above, the Company granted options to purchase 893,500 shares of Common Stock on February 7, 2017 with an exercise price of $6.92 per share. The fair value of the Common Stock on February 7, 2017, as determined by the Board, was $6.92 per share on that date. The valuation report by an independent third-party appraiser on which this determination was based, in part, concluded that the Common Stock as of December 31, 2016 had a value of $6.92 per share. The deemed fair value of $6.92 per share as of February 7, 2017 is within the Preliminary Price Range and is approximately [***]% above the mid-point of the Preliminary Price Range. The third-party valuation report used an 11% lack of marketability discount appropriately reflecting the Company’s then private company status, absent which the market price would have been $7.78, or approximately [***]% above the mid-point of the Preliminary Price Range.

As disclosed in the table above, the Company granted options to purchase 124,300 and 1,580,300 shares of Common Stock on October 20, 2016 and November 29, 2016, respectively, with an exercise price of $6.15 per share. The fair value of the Common Stock on October 20, 2016 and November 29, 2016, as determined by the Board, was $6.15 per share on those dates. The valuation report by an independent third-party appraiser on which these determinations were based, in part, concluded that the Common Stock as of September 30, 2016 had a value of $6.15 per share. The deemed fair value of $6.15 per share as of October 20, 2016 and November 29, 2016 is again within the Preliminary Price Range and is only approximately [***]% below the mid-point of the Preliminary Price Range. The third-party valuation report used a 12% lack of marketability discount appropriately reflecting the Company’s then private company status, absent which the market price would have been $6.99, or approximately [***]% above the mid-point of the Preliminary Price Range.

As disclosed in the table above, the Company granted options to purchase 2,311,616 shares of Common Stock between April 30, 2016 and September 1, 2016 with an exercise price between $4.75 and $4.97 per share. The fair value of the Common Stock was determined by the Board to be between $4.75 to 4.97 per share on and between April 30, 2016 and September 1, 2016. The applicable valuation reports by an independent third-party appraiser on which these determinations were based, in part, concluded that the Common Stock as of March 31, 2016 and June 30, 2016 had a value of $4.75 per share and $4.97 share, respectively. The deemed fair value of $4.75 per share as of April 30, 2016 and May 16, 2016 is approximately [***]% below the mid-point of the Preliminary Price Range and approximately [***]% below the low end of the Preliminary Price Range. Similarly, the deemed fair value of $4.97 per share at September 1, 2016 is approximately [***]% below the mid-point of the Preliminary Price Range and approximately [***]% below the low end of the Preliminary Price Range. The third-party valuation report used, in part, for the stock option grants made on April 30, 2016 and May 16, 2016 used a 17% lack of marketability discount appropriately reflecting the Company’s then private company status, absent which the market price would have been $5.72, or only approximately [***]% below the low end of the Preliminary Price Range. The third-party valuation report used, in part, for the stock option grants made on September 1, 2016 used a 20% lack of marketability discount appropriately reflecting the

CONFIDENTIAL TREATMENT REQUESTED BY ALTERYX, INC.

ALTERYX-03

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2017

Company’s then private company status, absent which the market price would have been $6.21, or approximately [***]% above the low end of the Preliminary Price Range.

The Company respectfully submits that the Common Stock fair valuation determinations described above are reasonable due to: (i) the Preliminary Price Range assuming that the Offering has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Board’s fair value determinations; (ii) the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful Offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board; (iii) the differences in comparable companies in the technology markets discussed between the Company and the underwriters with respect to the underwriters’ view of the initial public offering market and the positioning of the Company for a successful Offering, as compared to the narrower set of comparable companies used by the Board in determining the valuations; (iv) the time value of money taking into account the expected timing of the Offering and potential delays in that timing; (v) the possibility that the actual offering price could be lower than the Preliminary Price Range; and (vi) the 180-day lock-up to which the shares underlying stock options will be subject after the Offering. As such, taking into account all of the above, the Company respectfully submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

*******

CONFIDENTIAL TREATMENT REQUESTED BY ALTERYX, INC.

ALTERYX-04

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown

Michael A. Brown

cc:	Dean A. Stoecker, Chief Executive Officer
Kevin Rubin, Chief Financial Officer
Christopher M. Lal, Esq., Senior Vice President, General Counsel, and Corporate Secretary
Alteryx, Inc.

Gordon K. Davidson, Esq.
William L. Hughes, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP

Charles S. Kim, Esq.
Andrew S. Williamson, Esq.
Eric C. Jensen, Esq.
Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY ALTERYX, INC.

ALTERYX-05